FIDUS INVESTMENT CORPORATION

August 14, 2023	VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing

Fidus Investment Corporation (the “Company”) (File No. 814-00861)

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the above-captioned registrant.

1. A copy of the executed joint Financial Institutions Bond issued by Axis Insurance Company (the “Bond”), which lists the Company as an insured.

2. A Certificate of Secretary, which attaches a copy of the resolutions adopted by the Company’s Board of Directors approving the amount, type, form and coverage of the Bond and a statement as to the period for which premiums have been paid.

3. A copy of an agreement between the Company and other insureds under the Bond entered into pursuant to Rule 17g-1(f).

If you have any questions, please do not hesitate to contact me at 847-859-3940.

Very truly yours,

/s/ Shelby E. Sherard
Shelby E. Sherard, Chief Compliance Officer